SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: July 26, 2012

MINUTES OF THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
CIMATRON LTD.
(THE "COMPANY")

HELD ON JULY 26, 2012

Mr. Ilan Erez, the Vice President of Finance and Chief Financial Officer of the Company, duly appointed by the Board of Directors of the Company, called the Annual General Meeting (the "Meeting") to order at 10:00 AM (Israeli Time) at the offices of the Company, 11 Gush Etzion Street, Givat Shmuel, Israel, after notice was given in accordance with the Company's Articles of Association (the "Articles") to all the Company's shareholders of record as of June 18, 2012. Mr. Ilan Erez called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate 6,622,146 Ordinary Shares, par value NIS 0.10 per share of the Company, constituting 71.10% of the voting power of the Company.

Mr. Ilan Erez declared that the Meeting could be lawfully held and that a quorum was present.

Mr. Ilan Erez was appointed as Chairman of the Meeting.

THE AGENDA:

1.
To appoint  five directors to serve on the board of directors of the Company (the “Board of Directors”) in addition to the two external directors of the Company who serve three year terms pursuant to the Israeli Companies Law - 1999 (the “Companies Law”) and who are therefore not subject to reelection at this Meeting.

2.
To reappoint Brightman Almagor Zohar & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2012 and until the next annual shareholders' meeting, and to further authorize the Board to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board of Directors (the “Audit Committee”).

3.
To approve undertakings of the Company to indemnify persons who are serving, currently and from time to time in the future, as directors and/or officers of the Company, pursuant to an Indemnification Agreement in the form presented to the shareholders and attached to the Notice of Annual Meeting of the Shareholders filed with the SEC on Form 6-K on June 12, 2012.

4.
To approve the continued provision of services to the Company by DBSI Investments Ltd., pursuant to that certain management services agreement which was previously assigned to DBSI Investments Ltd., as well as the payment of fees to DBSI Investments Ltd. thereunder.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1.	RESOLVED, to approve the appointment Yossi Ben Shalom as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

For: 6,394,149 Ordinary Shares, constituting 96.59% of the shares present in person or by proxy and voting thereon.

Against: 217,841 Ordinary Shares, constituting 3.29% of the shares present in person or by proxy and voting thereon.

Abstain: 8,256 Ordinary Shares, constituting 0.12% of the shares present in person or by proxy and voting thereon.

2.	RESOLVED, to approve the appointment of William F. Gibbs as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

For: 6,402,349 Ordinary Shares, constituting 96.70% of the shares present in person or by proxy and voting thereon.

Against: 217,841 Ordinary Shares, constituting 3.29% of the shares present in person or by proxy and voting thereon.

Abstain: 56 Ordinary Shares, constituting 0.01% of the shares present in person or by proxy and voting thereon.

3.	RESOLVED, to approve the appointment of Barak Dotan as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.”

For: 6,394,149 Ordinary Shares, constituting 96.59% of the shares present in person or by proxy and voting thereon.

Against: 217,841 Ordinary Shares, constituting 3.29% of the shares present in person or by proxy and voting thereon.

Abstain: 8,256 Ordinary Shares, constituting 0.12% of the shares present in person or by proxy and voting thereon.

4.	RESOLVED, to approve the appointment of Nir Cohen as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

For: 6,394,149 Ordinary Shares, constituting 96.59% of the shares present in person or by proxy and voting thereon.

Against: 217,841 Ordinary Shares, constituting 3.29% of the shares present in person or by proxy and voting thereon.

Abstain: 8,256 Ordinary Shares, constituting 0.12% of the shares present in person or by proxy and voting thereon.

5.	RESOLVED, to approve the appointment of David Golan as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

For: 6,471,613 Ordinary Shares, constituting 97.76% of the shares present in person or by proxy and voting thereon.

Against: 140,377 Ordinary Shares, constituting 2.12% of the shares present in person or by proxy and voting thereon.

Abstain: 8,256 Ordinary Shares, constituting 0.12% of the shares present in person or by proxy and voting thereon.

6.
RESOLVED, that the re-appointment of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2012 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

For: 6,602,355 Ordinary Shares, constituting 99.70% of the shares present in person or by proxy and voting thereon.

Against: 2,800 Ordinary Shares, constituting 0.04% of the shares present in person or by proxy and voting thereon.

Abstain: 16,991 Ordinary Shares, constituting 0.26% of the shares present in person or by proxy and voting thereon.

7.
RESOLVED, to approve undertakings of the Company to indemnify persons who are serving, currently and from time to time in the future, as directors and/or officers of the Company, pursuant to an Indemnification Agreement in the form presented to the shareholders and attached to the Notice of Annual Meeting of the Shareholders filed with the SEC on Form 6-K on June 12, 2012.

For: 6,443,661 Ordinary Shares, constituting 97.33% of the shares present in person or by proxy and voting thereon, including any required special majority required under the Companies Law.

Against: 45,758 Ordinary Shares, constituting 0.69% of the shares present in person or by proxy and voting thereon.

Abstain: 130,827 Ordinary Shares, constituting 1.98% of the shares present in person or by proxy and voting thereon.

8.
RESOLVED, to approve the continued provision of services to the Company by DBSI Investments Ltd., pursuant to that certain management services agreement which was previously assigned to DBSI Investments Ltd., as well as the payment of fees to DBSI Investments Ltd. thereunder.

For: 6,339,910 Ordinary Shares, constituting 95.76% of the shares present in person or by proxy and voting thereon, including any required special majority required under the Companies Law.

Against: 268,480 Ordinary Shares, constituting 4.06% of the shares present in person or by proxy and voting thereon.

Abstain: 11,856 Ordinary Shares, constituting 0.18% of the shares present in person or by proxy and voting thereon.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

There being no further business, the Meeting was adjourned.

/s/ Ilan Erez

CHAIRMAN – Ilan Erez